Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

dated June 16, 2020

Registration No. 333-232515

Supplementing the Preliminary

Prospectus Supplement dated June 16, 2020

and Prospectus dated July 2, 2019

OFFICE PROPERTIES INCOME TRUST

PRICING TERM SHEET

$150,000,000 6.375% Senior Notes due 2050

Issuer:	Office Properties Income Trust (the “Issuer”)

Expected Ratings (Moody’s / S&P):	Baa3 / BBB- A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Security Type:	Senior Unsecured Notes

Offering Format:	SEC Registered

Security Title:	6.375% Senior Notes due 2050 (the “Notes”)

Principal Amount:	$150,000,000

Overallotment Option:	$22,500,000

Trade Date:	June 16, 2020

Settlement Date:	June 23, 2020 (T+5)

Maturity Date:	June 23, 2050

Interest Payment Dates:	March 1, June 1, September 1 and December 1, commencing on September 1, 2020

Coupon (Interest Rate):	6.375% per annum

Price to Public:	$25.00 per Note, plus accrued interest, if any, from the date the Notes are issued, if settlement occurs after that date.

Underwriting Discount:	$0.7875 per Note for Retail Orders, $4,285,362.375 total, $0.50 per Note for Institutional Orders, $279,135 total.

Use of Proceeds:	The Issuer expects to use the net proceeds from this offering to repay amounts outstanding under its revolving credit facility and for general business purposes, which may include repaying $39.9 million of mortgage debt secured by one property, that has an annual interest rate of 3.6% as of March 31, 2020 and matures in August 2020.

Net Proceeds (before expenses and excluding the overallotment option):	$145,435,502.625

Optional Redemption Provisions:	The Issuer may redeem some or all of the Notes at any time and from time to time on or after June 23, 2025 at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest, if any, to, but not including, the redemption date.

Minimum Denominations:	$25.00 and integral multiples of $25.00 in excess thereof

Expected Listing:	The Issuer intends to list the Notes on The Nasdaq Stock Market LLC under the symbol “OPINL” and expects trading in the Notes on The Nasdaq Stock Market LLC to begin within 30 days after the Settlement Date.

CUSIP / ISIN:	67623C AB5 / US67623CAB54

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC UBS Securities LLC Wells Fargo Securities, LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC
Janney Montgomery Scott LLC
JMP Securities LLC
Oppenheimer & Co. Inc.
Regions Securities LLC
Robert W. Baird & Co. Incorporated
U.S. Bancorp Investments, Inc.

Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the preliminary prospectus supplement.

The Issuer has filed a registration statement (including a prospectus dated July 2, 2019 and a preliminary prospectus supplement dated June 16, 2020) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer or any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322; Citigroup Global Markets Inc. toll-free at 1-800-831-9146; Morgan Stanley & Co. LLC toll-free at 1-866-718-1649; RBC Capital Markets, LLC toll-free at 1-866-375-6829; UBS Securities LLC toll-free at 1-888-827-7275 and Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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